Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 4 March 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the common share buyback program announced on 28 December 2018 (the “Initial Program”), the Company has purchased additional common shares - reported in aggregate form, on daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees	Consideration excluding fees (€)
25/02/2019	MTA	4,293	111.7132	479,584.77
27/02/2019	MTA	13,288	112.8059	1,498,964.80
28/02/2019	MTA	7,430	112.6268	836,817.12
Total	—	25,011	—	2,815,366.69

Since the announcement of the buyback program dated 28 December 2018 till 1 March 2019, the total invested consideration has been Euro 36,219,098.51 for No. 360,357 common shares purchased resulting in No. 6,363,200 common shares held in treasury as of 1 March 2019. As of the same date, the Company held 2.54% of the total issued share capital including the common shares and the special voting shares.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

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